The Fund's Audit Committee has approved the engagement of KPMG LLP as the Fund's new independent registered public accounting firm for the fiscal year ending March 31,
2007. A majority of the Fund's Board of Trustees, including a majority of the independent
Trustees, approved the appointment of KPMG LLP.
The reports of the previous auditor on the Fund's financial statements for each of the last two fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. There have been no disagreements with the previous auditor during the Fund's two most recent fiscal years and any subsequent interim period on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of the previous auditor, would have caused them to make reference thereto in their reports on the financial statements for such years.